

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 2, 2009

Mr. Alessandro Bernini
Chief Financial Officer
Eni SpA
1, piazzale Enrico Mattei
00144 Rome, Italy

   Re: **Eni SpA**
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed May 14, 2009
     File No. 001-14090

Dear Mr. Bernini:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief